Filed by FirstEnergy Corp. Pursuant to
                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Commission File No.:  333-46444
                     Subject Company:  FirstEnergy Corp.




FirstEnergy Corp.                 FOR RELEASE: October 17, 2000
76 South Main Street
Akron, Ohio 44308
www.firstenergycorp.com

News Media Contact:
David C. Poeppelmeier
(330) 384-5813



           FIRSTENERGY REPORTS HIGHER THIRD QUARTER EARNINGS

     FirstEnergy Corp. (NYSE: FE) today reported that net income in the third quarter of 2000 was $198.2 million, or 89 cents per share of common stock, compared with net income of $185.8 million, or 82 cents per share, in the third quarter of 1999.
For the nine months ended September 30, 2000, net income was $473.7 million, or $2.12 per share, compared with $447.9 million, or $1.97 per share, for the nine months ended September 30, 1999.

     Improved earnings results reflect the addition of nearly 30,000 new electricity customers in FirstEnergy's regulated service area during the nine-month period, and a near tripling of power sales to customers in unregulated energy markets, including Pennsylvania, New Jersey and Delaware. Total generation kilowatt-hour sales were up 1.2 percent for the quarter, despite a 2.2 percent decline in power deliveries to customers in its regulated service area. Although power deliveries to industrial customers were up 1.4 percent, commercial sales were flat and deliveries to residential customers were down 9.4 percent. The drop in sales was primarily due to milder weather during the quarter, resulting in lower air-conditioning load.

     The company's financial performance also was enhanced by the sale of sulfur dioxide emission allowances in the third quarter, which were partially offset by increased operating costs resulting from the nuclear refueling outage of Unit 2 at the Beaver Valley Power Station and the cost of installing additional peaking generation this year.

     Total revenues for the third quarter were $1.9 billion, compared with $1.7 billion for the year-earlier quarter. For the nine-month period this year, revenues were $5.2 billion, compared with $4.7 billion for the same period in 1999.

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     FirstEnergy continued its aggressive efforts to retire and refinance long-term debt. Debt reductions during the first nine months of 2000 totaled $382.7 million, which will produce annual interest savings of $27.1 million. Also during the period, refinancing and repricing of debt totaled $448.5 million and will reduce interest expense by $4.0 million annually.

     Since January 1999, the company also repurchased approximately 11.1 million shares of common stock under its program to buy back up to 15 million shares during a three-year period ending next year. Outstanding shares of common stock totaled 221.4 million on September 30, 2000, compared to 226.0 million shares on September 30, 1999.

     On July 19, FirstEnergy received approval of its amended Transition Plan from the Public Utilities Commission of Ohio.
The plan was filed as required under an Ohio electric utility industry restructuring law passed last year. Under the plan's provisions, the company will have the opportunity to recover $6.9 billion in transition costs, which were incurred for the construction of facilities and purchase of equipment under a regulated environment. Approval of the plan was a key reason that led Moody's Investors Service to upgrade, on September 27, the debt ratings of FirstEnergy's four electric utility operating companies.

     In a strategic move that is key to FirstEnergy's vision of being the premier energy and related services provider in the northeast quadrant of the United States, the company announced on August 8 that it had entered into a $4.5 billion merger agreement with Morristown, New Jersey-based GPU, Inc. The merger, which the company hopes to complete by mid-2001, is expected to be immediately accretive to cash flow and earnings per share and produce other benefits including cost savings of at least $150 million annually from the combination of operations and increased revenue opportunities through its natural gas, telecommunications and mechanical contracting and construction businesses. With regulatory approvals, the merger would make FirstEnergy the sixth largest investor-owned electric system in the nation, based on serving 4.3 million customers within 37,000 square miles of Ohio, Pennsylvania and New Jersey.

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     In September, FirstEnergy's four electric utility operating companies completed the transfer of $1.2 billion of transmission assets to FirstEnergy's new subsidiary, American Transmission Systems, Inc. The subsidiary owns and operates FirstEnergy's major high-voltage transmission facilities - approximately 7,100 circuit miles of transmission lines with voltages of 69 kilovolts and higher, 37 interconnections with 6 neighboring utilities and approximately 120 transmission substations. This transaction helps FirstEnergy move forward with its plan to join a for-profit, independent regional transmission organization.

     FirstEnergy is a diversified energy services holding company with $18 billion in assets and more than $6 billion in annual revenues. FirstEnergy's electric utility operating companies - Ohio Edison, The Illuminating Company, Toledo Edison and Pennsylvania Power - comprise the nation's tenth largest electric system, serving 2.2 million customers in Ohio and Pennsylvania.

     FirstEnergy also is involved in the exploration and production of oil and natural gas, and the transmission and marketing of natural gas, including service to more than 40,000 business and residential customers. Its resources include interests in more than 7,700 oil and gas wells, with proved reserves of 450 billion cubic equivalent of natural gas and 5,000 miles of pipelines.

     FirstEnergy offers a wide array of energy-related products and services - including heating, ventilating, air conditioning, refrigeration and energy management services - through its FirstEnergy Facilities Services Group, Inc., subsidiary, which includes 11 leading electrical and mechanical enterprises headquartered in Ohio, Pennsylvania, Indiana, Maryland, New York, New Jersey and Virginia.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995
This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger FirstEnergy Corp. and GPU, Inc. have filed a preliminary joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the SEC's Web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890.
Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962. Telephone: 1-973-401-8204. FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, Manager of Communications, and Kurt E. Turosky, Manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger.PU, its directors (Theodore H. Black, Fred D. Hafer (Chairman: CEO and President), Thomas B. Hagen, Robert Pokelwaldt, John M. Pietruski, Catherine
A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patrick K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger.





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